Exhibit 23.2

Consent of Independent Auditor

The Board of Directors
Commonwealth Biotechnologies, Inc.

We consent to the incorporation by reference, in the Registration Statement on Form S-8 of Commonwealth Biotechnologies, Inc. filed on May 6, 1998, of our report, dated February 9, 1998, on the balance sheets of Commonwealth Biotechnologies, Inc. as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, which report is incorporated by reference from the 1997 Annual Report on Form 10-KSB of Commonwealth Biotechnologies, Inc. We also consent to the reference of this firm under the caption of "Experts" in such Registration Statement.

/s/ Goodman & Company, L.L.P.

Richmond, Virginia
March 26, 1999